SEC
Mail Processing
Section

FEB 2 3 2012

Washington, DC
123

SECI 12010939 IISSION

ANNUAL AUDI… .PORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 12077

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James I. Black & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Florida Avenue
(No. and Street)

Lakeland	FL	33801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Natasha Steadman 863-686-4163
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nobles Decker Lenker & Cardoso, CPA's, PA
(Name – *if individual, state last, first, middle name*)

600 N Willow Ave, Ste 300	Tampa	FL	33606-5114
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerald L. Black, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of James I. Black & Company, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHARON R. H. EADY
MY COMMISSION # DD777005
EXPIRES April 08, 2012
Fl. Notary Discount Assoc. Co.

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition.~~ cash flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent auditor's report on internal control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS

JAMES I. BLACK & COMPANY

December 31, 2011

NOBLES, DECKER, LENKER & CARDOSO
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS
TAMPA, FLORIDA

AUDITED FINANCIAL STATEMENTS

JAMES I. BLACK & COMPANY

December 31, 2011

Nobles, Decker, Lenker & Cardoso
Professional Association

Certified Public Accountants

AUDITED FINANCIAL STATEMENTS
JAMES I BLACK & COMPANY
DECEMBER 31, 2011

Page

Independent Auditor's Report.....1

Financial Statements:

Statements of Financial Condition.....2

Statements of Income.....3

Statements of Changes in Stockholders' Equity.....4

Statements of Cash Flows.....5

Notes to Financial Statements.....6

Supplementary Financial Information:

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.....14

Schedule II – Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Commission.....15

Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Commission.....16

Schedule IV – Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts.....17

NOBLES, DECKER, LENKER & CARDOSO
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

600 N. WILLOW AVENUE
SUITE 300
TAMPA, FLORIDA 33606-1214

TELEPHONE
813-254-8080
FAX
813-251-0861

INDEPENDENT AUDITOR'S REPORT

Board of Directors
James I. Black & Company
Lakeland, Florida

We have audited the accompanying statements of financial condition of James I. Black & Company as of December 31, 2011 and 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of James I. Black & Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nobles Decker Lenker & Cardoso

February 16, 2012

STATEMENTS OF FINANCIAL CONDITION
JAMES I. BLACK & COMPANY

	December 31 2011		December 31 2010
Cash and cash equivalents	$	288,051	$ 618,362
Cash segregated for regulatory purposes		22,000	2,000
Deposits with clearing organizations		167,259	115,559
Receivables:			
Broker-dealers and clearing organizations		170,320	108,889
Brokerage customers		400,333	172,270
Non-customer, secured		105,932	116,220
Prepaid expenses		-0-	885
Refundable income taxes		-0-	3,300
Exchange memberships		8,037	7,958
Furniture and equipment, net of accumulated depreciation of $167,713 and $139,549, respectively		58,597	21,870
	$	1,220,529	$ 1,167,313

LIABILITIES AND STOCKHOLDERS' EQUITY

	2011		2010
Payables:			
Broker-dealers and clearing organizations	$	26	$ 849
Brokerage customers		62,534	143,902
Accounts payable and accrued expenses		94,860	36,736
Income taxes payable		8,613	-0-
Total Liabilities		166,033	181,487
Stockholders' equity			
Common stock, no par value; 500 shares authorized, issued and outstanding at a stated value of $100 per share		50,000	50,000
Additional paid-in capital		150,124	150,124
Retained earnings		854,372	785,702
Total Stockholders' Equity		1,054,496	985,826
	$	1,220,529	$ 1,167,313

Read Notes to Financial Statements

STATEMENTS OF INCOME
JAMES I. BLACK & COMPANY

	Year Ended December 31 2011	2010
REVENUES		
Commissions and fees	$ 3,041,701	$ 1,984,697
Interest	18,097	8,908
Other	6,421	20,518
	3,066,219	2,014,123
EXPENSES		
Employee compensation and benefits	2,367,313	1,487,314
Floor brokerage, exchange and clearance fees	101,206	103,633
Communications and data processing	111,543	106,714
Occupancy	126,693	109,136
Other	269,384	145,139
	2,976,139	1,951,936
INCOME BEFORE INCOME TAXES	90,080	62,187
Provision for income taxes	21,410	11,700
NET INCOME	$ 68,670	$ 50,487

Read Notes to Financial Statements

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
JAMES I. BLACK & COMPANY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2009	$ 50,000	$ 150,124	$ 735,215	$ 935,339
Net Income			50,487	50,487
Balance at December 31, 2010	50,000	150,124	785,702	985,826
Net Income			68,670	68,670
Balance at December 31, 2011	$ 50,000	$ 150,124	$ 854,372	$ 1,054,496

Read Notes to Financial Statements

STATEMENTS OF CASH FLOWS
JAMES I. BLACK & COMPANY

	Year Ended December 31	
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 68,670	$ 50,487
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	28,163	12,814
(Increase) decrease in operating assets:		
Cash segregated for regulatory purposes	(20,000)	48,000
Deposits with clearing organizations	(51,700)	(20,475)
Receivables:		
Brokers-dealers and clearing organizations	(61,431)	26,031
Brokerage customers	(228,063)	38,165
Non-customer, secured	10,288	743
Prepaid expenses	885	(885)
Refundable income taxes	3,300	(3,300)
Exchange memberships	(79)	(2,958)
Increase (decrease) in operating liabilities:		
Payables:		
Brokers-dealers and clearing organizations	(823)	(11,572)
Brokerage customers	(81,368)	60,530
Accounts payable and accrued expenses	58,124	5,771
Income taxes payable	8,613	-0-
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(265,421)	203,351
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of furniture and equipment	(64,890)	(12,302)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(64,890)	(12,302)
CASH FLOWS FROM FINANCING ACTIVITIES		
Bank loans	-0-	-0-
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	-0-	-0-
NET INCREASE (DECREASE) IN CASH	(330,311)	191,049
CASH AT BEGINNING OF YEAR	618,362	427,313
CASH AT END OF YEAR	$ 288,051	$ 618,362
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ -0-	$ -0-
Income tax paid	$ 9,497	$ 15,000

Read Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS
JAMES I. BLACK & COMPANY

NOTE A - - ORGANIZATION AND NATURE OF BUSINESS

Organization - James I. Black & Company, Inc. (the Company) is a securities broker-dealer with its office and operations in Lakeland, Florida.

The Company was incorporated in 1964 in the state of Florida. The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC), in the states of Florida, Texas, Nevada and New York with approximately 90% of its customers being located in Florida. The primary regulators are the Financial Industry Regulatory Authority Inc. and for municipal securities, the Municipal Securities Rulemaking Board. Additionally, the Company is regulated by the Commodities Futures Trading Commission (CFTC) with respect to the futures and commodities trading activities it conducts as an introducing broker. The CFTC has designated the National Futures Association as the primary regulator for its futures and commodities trading activities.

NOTE B - - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - The Company considers all highly liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Exchange memberships – The Company's exchange memberships includes a minority ownership interest in an exchange and provides the Company with the right to conduct business on such exchange is stated at fair value (see Note J).

Furniture and equipment – Furniture and equipment are stated at cost. Depreciation is determined using the declining – balance method over the estimated useful lives of the assets, ranging from three to seven years. Furniture and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

NOTE B - - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments – Certain financial instruments reflected on Statement of Financial Condition (e.g. Cash and cash equivalents, Deposits with clearing organizations, Receivables, Prepaid expenses, Payables and Accounts payable and accrued expenses) are recorded at cost, which approximates fair value due, among other factors, to their short-term nature.

Advertising – The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense was $2,141 and $4,421 for the years ended December 31, 2011 and 2010, respectively.

Bad debts – For bad debts, the Company uses the direct write-off method whereby receivables are charged to bad debt expense when they are determined to be uncollectible. The Company historically has not experienced significant bad debts.

As of December 31, 2011, the Company had earned but not been paid commissions and fees of approximately $163,000 for acting as "introducer" broker with MF Global Holdings, Ltd. Due to MF Global Holdings, Ltd. bankruptcy filing on or about October 31, 2011, the Company considers all $163,000 of such receivables as uncollectible on December 31, 2011 and has written-off the $163,000 of receivables to bad debt expense which is included in other expenses on the 2011 Statement of Income.

Securities transactions – Customers' securities transactions and related commission revenues and expenses of the Company are recorded on the date that they settle. Principal transactions are also recorded on the date that they settle. The financial statements are adjusted for any material effect arising from the use of a trade-date basis for transactions. For 2011 and 2010, no material effect requiring adjustment to the financial statements was noted.

Commissions and fees revenue – Commissions and fees revenue are earned primarily from transactions executed over various exchanges, from the sale of investment company shares (mutual funds) and executed commodity futures transactions for acting as an "introducer" broker. As noted above for 2011, the Company had earned but not been paid commissions and fees of approximately $163,000 for acting as "introducer" broker with MF Global Holdings, Ltd.

NOTE C - - RECEIVABLE FROM AND PAYABLE TO BROKERAGE CUSTOMERS

Accounts receivable from and payable to brokerage customers include amounts arising from cash and margin transactions. Securities owned by brokerage customers are held as collateral for such receivables. Such collateral is not reflected in the accompanying financial statements.

NOTE D - - SECURITIES OWNED

The Company may own securities but maintains a policy to avoid trading and investment risks associated with ownership. During 2011 and 2010, the Company realized no gains or losses from any trading activity. The company did not have any long or short security positions at December 31, 2011 and 2010.

NOTE E - - BANK LOANS

The Company maintains a $300,000 credit line for customer margin with a commercial bank in Chicago, Illinois. The credit line is scheduled to expire in March of 2013. Such loans would be collateralized by customer securities and used to finance customer margin account debit balances. Borrowings under this facility do not qualify as regulatory capital. At December 31, 2011 and 2010, the outstanding loan under this facility was $-0-. The interest rate charged is the bank's prime rate (3.25% at December 31, 2011).

To satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), the Company had an agreement through October 31, 2011 with M F Global Holdings, Ltd. to clear customer transactions on an omnibus basis. During this period, the Company provided customer securities and customer funds to M F Global Holdings, Ltd as collateral for the customer's positions and option margin requirements. Subsequent to October 31, 2011 through December 31, 2011, the Company had no such agreements with any parties.

NOTE F - - SUBORDINATED LIABILITIES

The Company did not have liabilities subordinated to claims of general creditors as of December 31, 2011 and 2010, nor were there any increases or decreases in such liabilities during the year.

NOTE G - - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has an operating lease for office space and equipment. In addition, the aggregate future minimum annual rental commitment under the lease, which expires on December 31, 2012, is $32,100 per year. Future minimum payments under non-cancelable leases are as follows:

December 31	Amount
2012	$ 32,100
2013	-0-
2014	-0-
2015	-0-
2016	-0-
	$ 32,100

NOTE H - - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company purchases and sells securities and commodities as either principal or agent on behalf of its cash or margin customers. If either the customer or a counter-party fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction.

NOTE I - - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of federally insured limits during the year. Concentration of credit risks as of December 31, 2011 and 2010, amounted to $-0- and $118,738, respectively.

NOTE J - - FAIR VALUE OF ASSETS AND LIABILITIES

Fair Value accounting establishes a hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available.

Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

Level 1 inputs are unadjusted quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. The Company does not have any financial assets or liabilities utilizing Level 1 inputs as of December 31, 2011 and 2010.

NOTE J - - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in less active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Company does not have any financial assets or liabilities utilizing Level 3 inputs as of December 31, 2011 and 2010.

The following table presents the Company's fair value hierarchy as of December 31 for assets and liabilities measured at fair value:

	Level 2 (significant observable inputs)	
	2011	2010
Exchange memberships	$ 8,037	$ 7,958

NOTE K - - RELATED-PARTY TRANSACTIONS

ITB Capital Management LLC (ITB) a customer of the Company is a commodity futures pool operator which is partially owned by an employee-stockholder of the Company. ITB manages investment funds for qualified individuals and other entities within the various ITB Funds and transacted their business through the National Futures Association firms of M F Global Holdings, Ltd. through October 31, 2011 and subsequently through December 31, 2011 with the firm R.J. O'Brien and Associates, LLC. A portion of the commissions and fees generated by ITB transactions through these firms were earned by the Company for acting as "introducer" broker. The Company earned approximately $2,020,000 and $1,100,000 of such revenue for the years 2011 and 2010, respectively. The Company incurred employee-stockholder compensation of approximately $1,010,000 and $550,000 related to such revenue for the years 2011 and 2010, respectively.

The "non-customer, secured" account represents a margin account balance for a non-employee stockholder of the Company and as such is not considered a brokerage customer.

The Company leases office space on an annual basis from an entity majority owned by two of its stockholders. The rental expense of $32,100 is included in occupancy expense for the years ended December 31, 2011 and 2010, respectively.

Under accounting guidelines, the Company is deemed to have a "concentration of major customers" for 2011 and 2010. ITB Funds accounted for approximately 67% and 56% of commissions and fees for 2011 and 2010, respectively.

NOTE L - - INCOME TAXES

The components of the provision for corporate income taxes are as follows:

	2011	2010
Current - Federal	$ 16,810	$ 8,782
Current - State	4,600	2,918
	$ 21,410	$ 11,700

A reconciliation of the expected and the reported provision for corporate income tax follows:

	2011	2010
Income tax expected based upon statutory rates (Federal and State)	$ 21,965	$ 13,691
Effect of (non-taxable) non deductible and other items, net	(279)	711
Income tax benefit from net operating loss (2010 only) and contributions carried forward	(276)	(2,702)
Provision for income taxes	$ 21,410	$ 11,700

The Company's Federal and Florida income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. As of December 31, 2011, the years 2008 through 2010 are subject to examination.

NOTE M -- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). As a result, the Company is required to maintain a minimum net capital level as follows:

	December 31	
	2011	2010
Net capital	$ 935,542	$ 894,518
Net capital requirement	250,000	250,000
Excess net capital	$ 685,542	$ 644,518

NOTE N -- COMPUTATION OF RESERVE REQUIREMENTS

As of December 31, 2011 and 2010, the Company had a required reserve requirement computation of $-0- pursuant to Rule 15c3-3 of the Securities and Exchange Commission, which was appropriately satisfied with an amount on deposit of $22,000 and $2,000 as of December 31, 2011 and 2010, respectively.

NOTE O - - SAVINGS INCENTIVE MATCH PLAN FOR EMPLOYEES

During 2004, the Company established a Savings Incentive Match Plan for Employees (SIMPLE – IRA), whereby the employees may elect to contribute up to $14,000 (including catch-up contributions for employees over age 49) of their gross wages upon meeting age and length of service requirements. The Company matches employee contributions up to 3% of electing employees' wages. Employer contributions to the Plan totaled $14,396 and $13,726 for the years ended December 31, 2011 and 2010, respectively.

NOTE P - - SUBSEQUENT EVENTS

As required, management has evaluated events through February 21, 2012, the date on which the financial statements were available to be issued. As a result of such evaluation, management has determined that no recognized (Type I) or non-recognized (Type II) subsequent events have taken place.

SUPPLEMENTARY FINANCIAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

JAMES I BLACK & COMPANY

As of December 31, 2011

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION

JAMES I BLACK & COMPANY

As of December 31, 2011

Stockholders' equity		$	1,054,496
Deductions and charges			
Non-allowable assets			
Exchange memberships	8,037		
Furniture and equipment	58,597		
Other receivables	52,320		
			118,954
Net capital before haircuts on security positions			935,542
Less:			
Haircuts on security positions			-0-
Net capital		$	935,542
Aggregate indebtedness		$	166,033
Minimum net capital required		$	250,000
Excess net capital		$	685,542
Excess net capital at 1000%		$	635,542
Ratio: Aggregate indebtedness to net capital	.17 to 1		

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2011)

Net capital as reported in Company's Part II (unaudited FOCUS report)	$	935,542
Adjustments	$	-0-
Net capital per above	$	935,542

SCHEDULE II

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

JAMES I BLACK & COMPANY

As of December 31, 2011

Credit balances:		
Free credit balances and other credit balances in customer's securities accounts	$	62,534
Customers' securities failed to receive		26
Total credit items		62,560
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3		396,330
Total debit items		396,330
RESERVE COMPUTATION		
Excess of total debits over total credits	$	333,770
105% of excess of total credits; required reserve deposit	$	-0-
Amount held on deposit in Reserve Bank Account	$	22,000
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2011)		
Required deposit as reported in Company's Part II (unaudited FOCUS report)	$	-0-
Adjustments		-0-
Required deposit per this computation	$	-0-

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

JAMES I BLACK & COMPANY

As of December 31, 2011

	Market Value	Number of items
1) Customer's fully paid and excess margin securities not in the Company's possession or control as of December 31, 2011 but for which instructions to reduce possession or control had been issued as of December 31, 2011, but for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
2) Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2011, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None	None

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

JAMES I BLACK & COMPANY

As of December 31, 2011

The Company is exempt from making the daily computations of segregation and secured amount requirements pursuant to Section 4d(2) of the Commodity Exchange Act and Regulation 3.7 and the regulations there under, and the segregation of funds and secured amounts based upon such computations. As an introducing broker-dealer, the Company clears all commodities transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all the accounts of such customers and maintains and preserves such books and records thereto.

INVOCO

ADVISORS TO THE SECURITIES INDUSTRY

Independent AML Testing Report

James I. Black & Company

Testing Year
2011

2011 Independent AML Testing Report

James I. Black & Company

EXECUTIVE SUMMARY

Pursuant to FINRA Rule 3310(c), Invoco Corporation ("Invoco") performed independent testing of the Anti-Money Laundering ("AML") Compliance Program of James I. Black & Company ("JIB" or the "Firm"). The on-site portion of the testing was performed on December 29, 2011 and the final testing was completed as of the date hereof. Invoco compliments the Firm and its staff on the attitude toward complete compliance with the letter and spirit of FINRA Rule 3310 and the current AML laws, regulations and rules.

The "Testing Year" was the calendar year 2011. The following report details the examination process, areas examined and, where applicable, observations, notes and exceptions as well as corrective action to help keep the Firm in compliance.

In general, the Firm has implemented and administered its AML Compliance Program consistent with its design and in a manner designed to maintain compliance with current AML laws, regulations and rules.

While this report contains recommendations to the Firm that would improve the implementation and administration of its risk based AML Compliance Program, Invoco did not find evidence of any material violations of AML regulatory requirements.

EXAMINATION PROCESS

Invoco utilizes a three part approach when performing independent testing for AML compliance:

- Interviews (initial and during the document review portion) with compliance personnel to test the knowledge and understanding of AML compliance requirements;
- A review of records and documentation evidencing compliance with specific AML compliance requirements both offsite and on site; and
- An Exit interview and review of observations and exceptions noted.

1499 W. Palmetto Park Road, Suite 250
Boca Raton, Florida 33486

INTERVIEWS WITH COMPLIANCE PERSONNEL

Invoco performed interviews with the Chief Supervisory Officer, Natasha Steadman (who is also named as the Firm's AML Compliance Officer), to understand any changes in the nature of the Firm's business and overall approach to its AML Compliance Program. Ms. Steadman demonstrated an understanding of the Firm's compliance procedures and current AML laws, rules and regulations.

Nature of Business.

Invoco notes that the Firm's engages in a general securities business as a self-clearing registered broker/dealer. The Firm maintains funded accounts for its clients and uses Goldman Sachs for its money market accounts and Wells Fargo as its processing bank where wires or any other monetary payments on behalf of its clients are processed. The Firm has 11 employees, approximately 992 accounts and added approximately 141 new accounts in 2011.

Review of Procedures, Records and Documentation

Results of the review of specific procedures, records, documents and areas examined are set forth in this report. Detail on the documents and specific information reviewed as part of the independent testing is contained on the "*Items Reviewed*" list attached to this report. Except where noted, Invoco utilized a "sample" testing approach.

Observations on Review of Records and Documentation

AML Compliance Program

Invoco reviewed the Firm's AML Compliance Program for consistency and compliance with current AML laws, rules and regulations, and any changes thereto since the prior AML Testing ("AML Rules"). Based on the nature of the Firm's business (outlined above), the AML Compliance Program appeared to be adequately designed to ensure compliance with AML Rules. The AML Compliance Program was updated and approved in writing by Gerald Black during the Testing Period.

Invoco notes that the Firm followed the recommendation and implemented the Small Firm Template provided by FINRA on its website. Invoco commends the Firm for adopting the Small Firm Template but noted a few typographical and other errors in the AML Compliance Program that the Firm should consider correcting. Suggested edits are found in Exhibit A to this Report.

Recommended Corrective Action:

- Review Exhibit A for suggested edits and corrections to the AML Compliance Program and implement as appropriate.

Designation of the AML Compliance Person and Duties

The AML Compliance Program does not clearly designate the AML Compliance Officer.

Recommended Corrective Action:

- Include the full name of the AML Compliance Officer in Section 2 of the AML Compliance Program.

Giving AML Information to Federal Law Enforcement Agencies and Other Financial Institutions

FinCEN Requests Under USA PATRIOT Act Section 314(a)

The Firm presented evidence that it timely reviewed all FinCEN requests during the Testing Period and found no matching information.

Recommended Corrective Action:

- None.

National Security Letters

The Firm's compliance staff confirmed that its associated persons are aware of the confidential nature of National Security Letters and the requirements for responding to them; however, the firm did not receive any during the Testing Period.

Recommended Corrective Action:

- None.

Grand Jury Subpoenas

The Firm's compliance staff confirmed that its associated persons are aware of the confidential nature of Grand Jury Subpoenas and the requirements for responding but received none during the Testing Period.

Recommended Corrective Action:

- None.

Sharing Information with Other Financial Institutions

Other than periodic FinCEN requests made to all US financial firms, no other requests for information were received.

The AML Compliance Officer stated that the Firm did not share information with any other financial institutions pursuant to Section 314(b) but is aware of the requirement to file initial and annual notices with FinCEN and to verify that the other financial institution has made such filings as well before sharing such information.

Recommended Corrective Action:

- None.

Joint SAR Filings

The AML Compliance Officer confirmed that Firm's associated persons are aware of the requirements for joint SAR Filings and the confidential nature of SAR filings.

The Firm has no parent company.

Recommended Corrective Action:

- None.

Checking the Office of Foreign Assets Controls (OFAC) Listings

The Firm performed an OFAC check before establishing a new customer relationship and maintained a record of each OFAC check.

The Firm does not currently perform "ongoing" OFAC/SDN List checks.

Recommended Corrective Action:

- Invoco recommends that the Firm perform "ongoing" OFAC/SDN List checks as follows:
    - On third party recipients of customer wires over $5,000; and
    - A check of its complete customer base periodically (quarterly or annually).

Customer Identification Program

The Firm maintains a written Customer Identification Program ("CIP") as part of its AML Compliance Program that appears consistent with current AML Rules. The Firm's AML

Compliance Officer represented that it provided Invoco with a random sample of all accounts opened in Testing Year. For all open accounts sampled, the Firm obtained the customer's name, date of birth, address and identification number.

According to the Firm's AML Compliance Officer, no customer refused to provide identification information.

Recommended Corrective Action:

- None.

Verification

The Firm obtained and maintained documentation sufficient to verify the identity of all entities and individual retail accounts opened in 2011 which were tested by Invoco.

The Firm obtains copies of government issued photo identification cards for each individual account. Corporate and entity accounts are verified via official state websites (e.g., Secretary of State showing formation of entity).

Recommended Corrective Action:

- None.

CIP Notification

The Firm communicates the required CIP Notification (prior to opening each account) via its new account documentation where a record of the communication is maintained.

Recommended Corrective Action:

- None.

Higher Risk General Customer Due Diligence

The Firm did not identify any higher risk accounts during the testing period. Given the Firm's business model and target customer base, such results are reasonable.

Recommended Corrective Action:

- None.

1499 W. Palmetto Park Road, Suite 250
Boca Raton, Florida 33486

Correspondent Accounts for Foreign Shell Banks

The Firm provided Invoco with a list represented as the Firm's entire customer base of funded accounts. Invoco reviewed the list and did not find any account that could be considered a foreign bank.

Recommended Action:

- None.

Enhanced Due Diligence for Foreign Financial Institutions

The Firm provided Invoco with a list represented as the Firm's entire customer base of funded accounts. Invoco reviewed the list and did not find any account that could be considered a foreign financial institution.

Recommended Action:

- None.

Enhanced Due Diligence for Private Banking Accounts/Senior Foreign Political Figures

The Firm represented that it does not open or maintain private banking accounts. Invoco found no evidence that any private banking accounts were opened in the Testing Period. Further, the Firm provided Invoco with a list represented as the Firm's entire customer base of funded accounts. Invoco reviewed the list and did not find any account that could be considered a foreign political figure.

Recommended Corrective Action:

- Not applicable.

Compliance with Special Measures – Section 311

The Firm and its AML principals are aware of the requirements of Section 311. However, Invoco's review revealed that the Firm does not maintain accounts for any foreign banks or foreign financial institutions. Accordingly, at this time, the Firm has no further requirements under Section 311.

Recommended Corrective Action:

- Not applicable.

Monitoring Accounts for Suspicious Activity (including any "Red Flags")

Invoco reviewed several areas to verify that the Firm is monitoring for suspicious activities, including: *Monetary Transactions, Trading Activity and Customer Account Information.* The Firm uses its own proprietary systems to monitor for suspicious and unusual activity.

Monetary Transactions.

Invoco reviewed a random sample of receipts, CTRs, wires and journals that the Firm processed on behalf of the Firm's customers. Invoco found evidence of proper principal oversight via review and approval of daily reports that include all money movements. Invoco found no evidence of suspicious activity with any of the monetary transactions related to the Firm's securities business.

Invoco found no money laundering "Red Flags" or other suspicious activity in the monetary transactions reviewed.

Recommended Corrective Action:

- None.

Trading and Certificate Activity.

Invoco reviewed a random sample of the Firm's physical securities received and trading activity.

Invoco found no evidence of any suspicious activity that could be related to the Firm's trading activity or physical securities received. Invoco found evidence of principal review of trading activity via a "Review and Compliance Log" as well as principal review on the physical certificate documentation via review and approval of daily reports that include all securities received. During the examination, as a best practice, Invoco suggested the Firm's process for logging receipt of physical certificates could be improved for consistency.

Recommended Corrective Action:

- In order to ensure best practice and consistent same name deposits, the Firm's process of preparing daily receipts of customer securities certificates should clearly delineate the official name on the stock certificates (via clear photo copy of each certificate), and the customer name and account number they are being deposited to. This process should be done as they are collected from the customer. Deposit of a certificate into an account other than the name on the certificate should require the written approval of the AML Compliance Officer.

Customer Account Information.

Invoco found no evidence of any money laundering "Red Flags" in the gathering of customer information. The Firm is obtaining and reviewing information necessary to monitor for suspicious activity in customer account information. Evidence of principal review was maintained in the new account information.

Recommended Corrective Action:

- None

Suspicious Transactions and BSA Reporting

All of the Firm's associated persons are aware of its SAR filing responsibilities and the requirement of confidentiality.

NOTE: INVOCO DOES NOT REQUEST OR RECEIVE INFORMATION REGARDING THE FILING OF SARs.

Recommended Corrective Action:

- None

Currency Transaction Reports

The Firm's AML Compliance Officer represented that the Firm occasionally receives cash deposits. The Firm maintains a receipts blotter and completes a CTR form report for any deposits in excess of $4,000. In the event the cash receipt is in excess of $10,000, the Firm actually files the CTR form.

Additionally, no "structured transactions" were identified. The Firm's principal represented that the Firm filed no CTRs in the Testing Year. In the samples reviewed, Invoco found no evidence of any deposits of cash in excess of $10,000 or "structured transactions".

Recommended Corrective Action:

- Not applicable.

Currency and Monetary Instrument Transportation Reports

The Firm's AML Compliance Officer represented that the Firm was not involved in any transaction where cash or cash-like monetary instruments of more than $10,000 were physically transported into or outside of the US. As a result, the Firm's principals represented that the Firm

filed no CMIRs in the Testing Year. Invoco found no evidence of any such transaction.

Recommended Corrective Action:

- Not applicable.

Foreign Bank and Financial Accounts

The Firm's AML Compliance Officer represented that the Firm did not have a financial interest in or signature authority over any bank or financial account in a foreign country during the Testing Period. Invoco found no evidence of such an interest or signature authority.

Recommended Corrective Action:

- Not applicable.

Monetary Instrument Purchases

The Firm's AML Compliance Officer represented that the Firm did not issue bank checks or drafts, cashier's checks, money orders or traveler's checks during the Testing Period. Invoco found no evidence of any such transactions.

Recommended Corrective Action:

- Not applicable.

Fund Transfer Rules and Treasury Joint and Travel Rules

The Firm provided a random sample of customer wires processed during the Testing Year. A review of such revealed that the Firm is obtaining and maintaining the required information with appropriate principal oversight.

Recommended Corrective Action:

- None.

AML Record Keeping

The Firm's associated persons are aware of current AML Record Keeping responsibilities. Except as specifically noted in this Report, the Firm properly created and maintained required AML Records.

Recommended Corrective Action:

- None.

Clearing/Introducing Firm Relationships & Sharing Information

The Firm is aware of the requirements for sharing information with other financial institutions. However, the Firm is self-clearing and the AML Compliance Officer represented that the Firm did not share information with any other financial institution during the Testing Period.

Recommended Corrective Action:

- None.

AML Training

The Firm presented evidence that it had performed AML Training during the Testing Year for its registered representatives and principals.

Recommended Corrective Action:

- None.

AML Testing

Invoco Corporation has been engaged to perform the Firm's annual independent AML testing.

Recommended Corrective Action:

- None.

Monitoring Employee Conduct and Accounts

The Firm's AML Compliance Officer and President are the principals designated to review employee conduct and accounts. The compliance staff is aware of the responsibilities to monitor employee conduct and accounts and has represented that the Firm's AML Compliance Program is applied to employee conduct and accounts in the same manner as applied to other customer accounts. The AML Compliance Officer reviews the President's accounts. The AML Compliance Officer does not maintain any brokerage accounts.

Recommended Corrective Action:

- None.

Confidential Reporting of AML Non-Compliance

The AML Compliance Officer represented that Firm's associated persons are aware of the Firm's responsibilities to ensure that employees who report AML violations are protected from retaliation.

Recommended Corrective Action:

- None.

Additional Risk Areas

The Firm's AML Compliance Officer indicated that she has reviewed all areas of the Firm's business to identify potential money laundering risks that may not be covered in its AML Compliance Program. Invoco reviewed the Firm's business and found no other potential money laundering risks that may not be covered in its AML Compliance Program.

Recommended Corrective Action:

- None.

Senior Manager Approval

The Firm's senior management has approved the AML Compliance Program in writing during the Testing Year.

Recommended Corrective Action:

- None.

EXIT INTERVIEW

Invoco performed an exit interview with the Firm's AML Compliance Officer during which all observations were discussed. Again, the Firm's principal expressed a strong desire to maintain and achieve complete compliance with all AML requirements and indicated that where appropriate, corrective action would be taken.

CONFIDENTIALITY

Invoco and its staff acknowledge the Firm's requirement to maintain its customer and Firm information in strict confidence pursuant to Regulation SP, FINRA Rules as well as other related federal and state laws, regulations and rules ("Confidentiality Requirements"). Invoco and its staff do not retain or make records of any customer identifying information, personal financial information or other information that may be considered personal or of a sensitive nature. Invoco and its staff hereby agree to keep all information obtained during the course of its AML Testing strictly confidential and to comply with the Firm's Confidentiality Requirements as well as the Firm's internal policies regarding confidentiality.

AML Testing Completed: December 30, 2011.

Invoco Corporation
Boca Raton, Florida

Items Reviewed
Testing Period: 2011

1. Copy of AML Compliance Program and written Customer Identification Program (if not a part thereof).
2. Copy of most recent FINRA examination/audit report and SEC examination/audit report.
3. Copy of any other SRO or State Securities Agency examination/audit
4. Customer list (prepared sequentially by account number) which includes each customer's name and address.
5. List of accounts opened during the Testing Period (prepared sequentially by account number) which includes each customer's name and address.
6. Account files for all new clients accepted during the Testing Period (if more than 120 accounts, please limit to 10 accounts for each month in the Testing Period). *NOTE: Account files should include all required CIP verification documents and evidence of OFAC checks.*
7. Daily trade blotters for September 2011 (customer and firm trades, if applicable), with evidence of principal review.
8. Physical securities received and delivered blotters for the Testing Period.
9. Schedule/blotter with all Rule 144 transactions during the Testing Period. Please include due diligence and supporting documentation (e.g., shareholder representation letters, attorney opinion letters, documents evidencing acquisition by the selling shareholder, etc.).
10. All certifications (and any updates) submitted by foreign financial institutions during the Testing Period, if any.
11. Records of daily cash activity during Q3 of the Testing Period (e.g., wire transfers, checks received and delivered, ACH transfers, etc.). *NOTE: If less than 20 records, include Q2 of the Testing Period.*
12. All customer requests to journal funds between accounts during the Testing Period (a/k/a LOAs).
13. All Currency Transaction Reports filed during the Testing Period.
14. Evidence that the Company reviewed its files for FinCEN requests during the Testing Period.
15. A copy of Company's "Customer Identification Program Notice" and evidence of the methods of delivery.
16. Evidence of AML training at least annually during the Testing Period.
17. Evidence that the Company updated its AML Compliance Officer designation/contact information during the Testing Period.

Please note that additional documents may have been requested during the testing process.

EXHIBIT A

Notes for AML Program Edits:

Section 2. (Page 2)

- Name "Natasha Steadman" as the AML Compliance Person.

Section 6. (Page 12)

- Remove *italicized text* at the beginning of the section.
- Delete "TEXT EXAMPLE" after italicized text.

Section 8a. (Page 14)

- Last paragraph – remove italicized text and replace with the Firm's procedure should someone try to open an account with the address of record being outside the US.

Section 14. (Page 25)

- Delete second period after the first sentence.

Section 15. (Page 25)

- Replace second sentence with "This AML training will occur annually."

Section 16. (Page 26)

- Remove *italicized text* at the beginning of the section.

REPORT ON INTERNAL CONTROL

JAMES I. BLACK & COMPANY

DECEMBER 31, 2011

NOBLES, DECKER, LENKER & CARDOSO
Professional Association

Certified Public Accountants

NOBLES, DECKER, LENKER & CARDOSO
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

600 N. WILLOW AVENUE
SUITE 300
TAMPA, FLORIDA 33606-1214

TELEPHONE
813-254-8080
FAX
813-251-0861

February 16, 2012

Board of Directors
James I. Black & Company
Lakeland, Florida

In planning and performing our audit of the financial statements of James I. Black & Company for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we have attached a listing of items for your consideration that are not considered to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

Board of Directors
James I. Black & Company
February 16, 2012

Page Three

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Nobles Decker Lenker & Cardoso

NOBLES, DECKER, LENKER & CARDOSO

COMMENTS AND OBSERVATIONS

Various control deficiencies were noted during the course of performing our audit:

1) Due to the small closely-held nature of the Company there is an inherent lack of segregation of duties within certain accounting procedures performed by Company personnel.

2) In reviewing the closing report form the Financial Industry Regulatory Authority's (FINRA) regulatory examination report; the Company was cautioned for various compliance matters. It was noted, the Company has implemented procedures to be compliant with all matters FINRA noted.

The above control deficiencies are individually and in the aggregate not deemed to be a material weakness in internal control and control activities for safeguarding securities.